NYSE
AN ICE EXCHANGE

January 14, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of CRH America Finance, Inc., guaranteed by CRH public limited company under the Exchange Act of 1934:

- 5.500% Guaranteed Notes due 2035
- 5.875% Guaranteed Notes due 2055

Sincerely,

Craig A. Marks

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com